AMTD Global Markets Limited

23/F-25/F, Nexxus Building

41 Connaught Road

Central, Hong Kong

Huatai Securities (USA), Inc.

10 Hudson Yards

41st Floor

New York, N.Y. 10001

United States of America

As representatives of the prospective underwriters

VIA EDGAR

May 5, 2021

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

U.S. Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Blaise Rhodes
Ms. Linda Cvrkel Ms. Cara Wirth Ms. Erin Jaskot

Re:	Onion Global Limited (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333- 255102) Registration Statement on Form 8-A (Registration No. 001- 40374)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on May 6, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between April 28, 2021 and the date hereof, copies of the Company’s Preliminary Prospectus dated April 28, 2021 were distributed as follows: approximately 650 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

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Very truly yours,

AMTD Global Markets Limited
Huatai Securities (USA), Inc.

As representatives of the prospective underwriters

AMTD GLOBAL MARKETS LIMITED

By:	/s/ Derek Chung
Name:	Derek Chung
Title:	Managing Director, Head of Investment Banking

[Signature Page to Acceleration Request Letter]

HUATAI SECURITIES (USA), INC.

By:	/s/ Jason Eisenhauer
Name:	Jason Eisenhauer
Title:	Managing Director

[Signature Page to Acceleration Request Letter]